September 17, 2013

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. Lyn Shenk, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Copa Holdings, S.A. Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 29, 2013

(File No. 001-32696)

Dear Mr. Shenk:

By letter dated August 23, 2013 (the “Supplemental Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided an additional comment on the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed on April 29, 2013 (the “2012 Form 20-F”) by Copa Holdings, S.A. (the “Company”) as supplemented by the disclosure in our original response to the letter received from the Staff on June 28, 2013. The Company today is submitting herewith, via EDGAR and facsimile, responses to the Staff’s comment.

For convenience, we have reproduced below the Staff’s comment in bold and have provided the Company’s responses immediately below the comments.

Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 55

Operating Activities, page 55

1. Refer to prior comment 3. Please further clarify your analysis in regard to how the factors disclosed directly affect cash regarding the variance in net cash flows of operating activities. Note that references to results of operations, which is prepared on the accrual basis of accounting, and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. For example, it is not clear how a change in net income, prepared on the accrual basis, directly impacts cash of operating activities, or how changes in other current assets and air traffic liability directly contribute to changes in the actual cash provided by or used for operating activities. In regard to the air traffic liability, it appears it is the change in the amount of cash received for tickets sold in advance of when the ticket sales are recognized as revenue that affects the amount of operating cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” available on our website at

http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us with a copy of your intended revised disclosure.

We will revise such discussion of net cash flows from operating activities in future filings to be consistent with the following:

We rely primarily on cash flows from operations in order to provide working capital for current and future operations. Net cash flows provided by operating activities for the year ended December 31, 2012 were $538.0 million, increasing by $39.7 million, compared to $498.3 million in 2011. Our principal source of cash is receipts from ticket sales to customers, which for the year ended December 31 2012 increased by $378.4 million over receipts in the year 2011, driven by the 24% growth in our capacity year over year. This increase in cash inflow was offset by increases in cash outflows in 2012 resulting from increase in cash payments for operational expenses of $234.9 million mainly related to fuel purchases, increase in passenger expenses of $72.8 million, and increase in administrative expenses of $34.3 million mainly relating to salaries and benefits.

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Also, as requested by the Staff, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses. If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Jose Montero, Chief Financial Officer, at 011 (507) 304 2555 or Maria Simons, Director of Finance, at 011 (507) 304 2675.

Very truly yours,

/s/ Jose Montero

Mr. Jose Montero

Chief Financial Officer

Copa Holdings, S.A.

cc:
Duane McLaughlin
Vanessa Gonzalez

Carolyn Oh

Cleary Gottlieb Steen & Hamilton LLP

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